82-4421

EASTMAIN

RECEIVED
2004 JUN 10 P 3:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

NEWS RELEASE

Drilling underway at CNE

Trading Symbol: ER – The Toronto Stock Exchange May 27, 2004

Eastmain Resources Inc. (TSX:ER) announced that a five hole, 1300-metre diamond drill program is underway on the CNE Project, located in the Bathurst Mining District of New Brunswick. The program is designed to test IP geophysical anomalies situated within the same rock formations known to contain a number of world-class volcanogenic massive sulphide (VMS) zinc-lead-copper-silver deposits. These rocks host Brunswick #12 Mine, one of the largest VMS deposits in the world. Owned by Noranda Inc., Brunswick #12 currently produces approximately 10,000 tonnes of zinc-lead-silver ore per day.

Two VMS deposits, CNE and Captain, previously discovered on the CNE property indicate significant potential for additional discovery. Previous surface exploration by Eastmain outlined widespread rock alteration and associated geophysical anomalies coinciding with highly prospective Brunswick Mine horizon rocks.

Renewed interest in VMS exploration within the Bathurst District has been fuelled by New Brunswick's effort to bolster local economies. Last fall the province unveiled its commitment to help finance the discovery of new base metal deposits in the Bathurst area. A combined government-industry budget of $15 to 20 million has been issued to potentially locate new economic deposits at depth using advanced exploration technologies.

Eastmain has an option to earn 50% interest in the project from Stratabound Minerals Corporation by completing $1.5 million in exploration. The property is contiguous with Eastmain's 100% owned Railroad project which covers a ten-kilometre-long section of favourable Brunswick Mine geology. Mr. Alex Motzok is supervising the project and all drill core samples will be analyzed at ALS Chemex Laboratories.

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PROCESSED
JUN 15 2004
THOMSON FINANCIAL

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks. Actual events or results could differ materially from the Company's expectations and projections.

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